Richard A. Kline 650.752.3139 rkline@ goodwinlaw.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

February 22, 2017

Katherine Wray

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Okta, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 27, 2017
CIK No. 0001660134

Dear Ms. Wray:

This letter is submitted on behalf of Okta, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted on January 27, 2017 (the “Draft Registration Statement”), as set forth in your letter dated February 13, 2017 addressed to Todd McKinnon, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.	In response to prior comment 1, you advise that the average number of users on business days within your fourth fiscal quarter was 2.1 million through January 25, 2017. In light of this data, please consider revising the references in your filing to the number of people who use Okta every business day to be more specific, or tell us why you think it is appropriate to refer more generally to “millions.”

RESPONSE: In response to the Staff’s comment, the Company has revised pages 1, 60 and 89 of the Amended Draft Registration Statement to describe the number of people who use Okta every business day with more specificity.

2.	We note the revised disclosure provided in response to prior comment 3, where you indicate that certain cloud providers are your “customers, partners or both.” Consider clarifying your disclosure to describe more specifically the nature of the relationships for each of these providers, such as identifying which of these categories the referenced companies fall within.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 2 and 90 of the Amended Draft Registration Statement to clarify the nature of the relationships for each of the listed providers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 60

3.	We note your response to prior comment 15 where you state that the methods used to measure contribution margin have been refined over time, such that you do not have consistent corresponding information for prior historical periods. Revise your disclosure to explain why you are not presenting information for prior cohorts, and describe the impact of not providing comparable information for other cohorts.

RESPONSE: In response to the Staff’s comment, the Company has revised page 62 of the Amended Draft Registration Statement to explain why information for prior cohorts is not presented and to describe the impact of not providing comparable information for other cohorts.

Business

Overview, page 86

4.	Consider revising your disclosure to clarify, consistent with your response to prior comment 20, that the number of integrations with third-party software applications is not directly tied to revenues.

RESPONSE: In response to the Staff’s comment, the Company has revised page 90 of the Amended Draft Registration Statement to clarify that the number of integrations does not directly correlate to revenue.

Our Customers

Customer Case Studies, page 99

5.	Please disclose the time period during which each profiled customer has used the Okta Identity Cloud.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 102-105 of the Amended Draft Registration Statement to disclose the time period during which each profiled customer has used the Okta Identity Cloud.

[Signature Page Follows]

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline
Richard A. Kline

cc:	Ivan Griswold, Securities and Exchange Commission
Melissa Walsh, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
William Losch, Okta, Inc.
Jonathan Runyan, Okta, Inc.
Sarah Axtell, Goodwin Procter LLP
Dianne Glynn, Ernst & Young LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, PC

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